Exhibit 99.3

Return on Equity and Assets Ratios

	Q1 2022	For the Year-Ended October 2021	For the Year-Ended October 2020	For the Year-Ended October 2019
Return on Assets	0.88%	0.96%	0.70%	0.90%
Return on Equity	17.3%	18.6%	14.2%	16.8%
Dividend Payout Ratio	42%	39%	55%	46%